WRITER'S DIRECT DIAL NUMBER (416) 504-0525 WRITER'S DIRECT FACSIMILE (416) 981-7126 WRITER'S DIRECT E-MAIL ADDRESS agivertz@paulweiss.com

July 2, 2013

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Yamana Gold Inc. Form 40-F for Fiscal Year Ended December 31, 2012 Filed March 30, 2012 File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated June 18, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F (the “Form 40-F”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

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Form 40-F for the Year Ended December 31, 2012
Exhibit 99.3 – Audited Annual Financial Statements
Note 3 – Significant Accounting Policies, page 9
(d) – Property, Plant and Equipment, page 10
i. Exploration, Evaluation Assets and Depletable Producing Properties, page 10

1.
It appears from your response to our prior comment 5 that your determination of technical feasibility and commercial viability under IFRS 6 is based, in part, on entity-specific factors. We note that paragraphs 5(b) and 17 of IFRS 6 are conditioned on “demonstrable” technical feasibility and commercial viability; those paragraphs do not appear to reference entity-specific factors/assumptions (such as the entity’s financial ability to mine or managerial intent to mine) or managerial determinations/approvals. It also appears that you have established Mineral Reserves utilizing the CIM Definition Standards of a Mineral Reserve. It appears to us that you believe that technical feasibility and commercial viability under IFRS 6 is established at a later point in time than the establishment of Mineral Reserves under CIM Definition Standard of Mineral Reserves. Please clarify for us your position on the timing of reserve establishment and how it relates to technological feasibility and commercial viability under IFRS 6. In your response, please also clarify how you considered the impact of the following on your financial statements and footnote disclosures:

●	the disclosure requirements of exploration and evaluation assets pursuant to paragraph 24(b) of IFRS 6;

●	the level at which your exploration and evaluation assets are tested for impairment pursuant to paragraph 21 of IFRS 6; and,

●	the timing of the impairment testing and reclassification of exploration and evaluation assets pursuant to paragraph 17 of IFRS 6.

Response:

According to paragraphs 5(b) and 17 of IFRS 6, an entity shall cease to apply IFRS 6 to expenditures incurred, and shall reclassify an exploration and evaluation (“E&E”) asset when, “technical feasibility and commercial viability of extracting a mineral resource are demonstrable.”  IFRS 6 does not define “demonstrable”.  In the absence of a definition of demonstrable, the Company takes the position that technical feasibility and commercial viability of extracting a mineral resource becomes “demonstrable” under IFRS 6 at the conclusion of all exploration and evaluation activities and a managerial evaluation undertaken by an entity to determine whether an E&E asset is worthy of development.  The Company notes that this position is consistent with the guidance on IFRS 6 published by each of the major independent accounting firms, which is consistent among such firms.

According to paragraph 9(f) of IFRS 6, elements of cost of E&E assets include expenditures related to activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Technical feasibility and commercial viability of extracting a mineral resource under IFRS 6 is often established at a later point in time than the establishment of mineral reserves under the CIM Definition Standard of Mineral Reserves (the “CIM Definition”). Technical feasibility may not be demonstrable upon the delivery of a feasibility-level study, even a full feasibility study, as  further evaluation work is required following delivery of a feasibility study but before development activities.  For example, a feasibility study will list the assumptions made in determining technical viability at a specific point in time and will normally provide a range of risks associated with those assumptions, either individually or in the aggregate.  Prudent management includes the consideration of the range of risks for each assumption and the determination whether further work is needed to mitigate such risks to a more tolerable level before commercial viability of a project can be demonstrated.   This could include the following additional evaluation activities:

-	additional mineral reserve definition drilling;
-	stope and pit optimization to better understand and respond to dilution and extraction assumptions in the mine design;
-	additional physical test work to demonstrate or improve metallurgical parameters;
-	additional engineering man-hours to better refine capital and operating costs;
-	further certainty on the Company’s ability to obtain material permits and government approvals, and availability of labour in the jurisdiction;
-	ensure social license exists in the community prior to construction; and
-	any other material changes affecting commercial viability between the time of feasibility study and the point at which the Company would decide to incur development related expenditures.

In the determination of technical feasibility and commercial viability, the Company evaluates the project and the mineral reserves established, assessing the relevant factors considered in the feasibility study and determines whether the factors and returns taken into account are consistent with the Company’s resource capability and risk tolerance to allow it to proceed with development activities.  In line with industry practice, the Company conducts its managerial evaluation for the development of a project by assessing the feasibility study and all relevant commercial factors.  The evaluation criteria are mostly based on industry considerations, not only entity-specific factors.  This is largely because the mining industry, by its nature, provides very limited entity-specific competitive advantages.  As a result, the factors considered by the Company in making a determination of technical feasibility and commercial viability are generally the same factors that any other mining industry participant that follows best business practices would consider.  That is, in determining technical feasibility and commercial viability, the Company takes into account prudent mining business considerations that any other “going-concern” mining entity would take into account in its decision-making process.
The existence of mineral reserves established by a preliminary feasibility or full technical feasibility study is an important factor, but not the sole factor, in determining technical feasibility and commercial viability.

According to the CIM Definition, the results of a feasibility study may reasonably serve as a basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  This indicates that a feasibility study serves only as one basis for a final decision regarding commercial viability but is not the sole basis as it does not provide all the necessary information with respect to confirming commercial viability of a project.  To confirm commercial viability, other relevant factors must be taken into account.  Under IFRS 6, both technical feasibility and commercial viability must be demonstrable as a pre-condition to trigger reclassification of E&E asset to a development asset. For these reasons, the existence of mineral reserves under the CIM definition does not alone indicate commercial viability of a project.

As stated previously, and as is standard industry practice, the Company’s position is that technical feasibility and commercial viability of extracting a mineral resource become “demonstrable” under IFRS 6 at the conclusion of all exploration and evaluation activities that enable a managerial evaluation to determine whether an E&E asset is worthy of development.   These E&E activities form part of an E&E asset, as according to Appendix A of IFRS 6, E&E assets are measured by expenditures incurred by an entity in connection with exploration for and evaluation of mineral resources before technical feasibility and commercial viability of extracting mineral resource are demonstrable.  Upon completion of all E&E activities, the asset is reclassified to development asset and development activities will commence.  For the mining industry, development activities are akin to the construction and preparation of the asset for extraction and commercial production.

The impact of the following items on the Company’s financial statements and footnote disclosures is as follows.

●
The disclosure requirements of E&E assets pursuant to paragraph 24(b) of IFRS 6 with respect to the amount of assets, liabilities, income and expense and operating and investing cash flows arising from the exploration for and evaluation of mineral resources:

-
E&E assets are included in the “property, plant and equipment” line of the Company’s balance sheet.  E&E and development assets are categorized as “tangible exploration and evaluation assets” in note 11 Property, plant and equipment (the “PP&E note”) to the Company’s audited consolidated financial statements, included as Exhibit 99.3 to the Form 40-F.  As indicated in the Company’s response letter dated April 19, 2013, the PP&E note disclosure in the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2013, included as Exhibit 99.2 of the Company’s Form 6-K furnished on April 30, 2013, has been revised to group E&E assets, development assets (i.e. projects not in production) and assets under construction as “mining property costs not subject to depreciation”, with a breakdown of the amounts related to (a) projects not in production, (b) exploration potential, and (c) assets under construction, provided by way of a footnote to the PP&E note.

-	There is no differentiation between the liabilities related to E&E and development activities for balance sheet presentation purposes.
-
There is no operating income generated by E&E and development assets.  All qualified expenditures related to these assets are capitalized.  E&E and development assets are not subject to depreciation before completion of commissioning of the operations related to these assets.

-	Investments in E&E and development assets are reported as cash flows used in investing activities as “acquisition of property, plant and equipment”.

●	The level at which the Company’s E&E assets are tested for impairment pursuant to paragraph 21 of IFRS 6:
-	E&E assets are allocated to cash generating units (“CGU”) and tested for impairment at the CGU level.
-
The Company defines an area of interest as a CGU.  An area of interest is an area of similar geology and it is managed by the same geological management group.  Areas of interest are identified within operating segments as defined by geographical regions where the Company’s key mining operations are located.

●	The timing of the impairment testing and reclassification of E&E assets pursuant to paragraph 17 of IFRS 6:
-
Upon establishment of mineral reserves through a technical feasibility study, management evaluates the E&E asset for impairment, as required by paragraph 17 of IFRS 6, in tandem with the aforementioned managerial evaluation of the findings of the technical feasibility study and relevant commercial factors immediately prior to the reclassification of such E&E asset as a development asset.  Impairment testing is conducted in accordance with the impairment criteria in IAS 36 Impairment of assets.  Any impairment loss is recognized in profit or loss.

-
As a matter of best practice, the Company also conducts a full impairment test on its E&E assets annually which is typically undertaken in the third and fourth quarter of each year, or as required by paragraph 18 of IFRS 6, whenever facts and circumstances suggest that the carrying amount of E&E assets may exceed its recoverable amount.

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Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525 or to my colleague Christian Kurtz at 416-504-0524.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

 cc:           James Giugliano
Angela Halac
Securities and Exchange Commission
Charles Main
Sofia Tsakos
Yamana Gold Inc.
Christian Kurtz
Paul, Weiss, Rifkind, Wharton & Garrison LLP